Additional Information

The reporting person may also be deemed to own indirectly and beneficially the following shares of common stock, par value $0.125 per share, of the issuer (see below for a description of how the reporting person is related to the following direct holders):

(1)   30,135,390 shares directly held by Valhi, Inc. ("Valhi");

(2)   10,215,541 shares directly held by Tremont LLC; and

(3) 69,475 shares directly held by the reporting person's spouse.

Valhi and Tremont LLC are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of the issuer, NL Industries, Inc.
("NL"). Valhi is the direct holder of 100% of the membership interests of Tremont LLC. Valhi Group, Inc.
("VGI"), National City Lines, Inc. ("National"), Contran
Corporation ("Contran"), the Harold Simmons Foundation,
Inc. (the "Foundation"), the Contran Deferred Compensation
Trust No. 2 (the "CDCT No. 2") and The Combined Master
Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 2.9%, 1.3%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi.
National, NOA, Inc. ("NOA") and Dixie Holding Company
("Dixie Holding") are the direct holders of approximately
73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA.
Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately
88.9% of the outstanding common stock of Southwest.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the
"Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes.
Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National
Association serves as the trustee of the CDCT No. 2.
Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.
If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT
No. 2, (ii) retains dispositive power over such shares and
(iii) may be deemed the indirect beneficial owner of such shares.

The CMRT directly holds approximately 0.1% of the outstanding Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

The reporting person understands that Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly own 1,000,000, 3,522,967 and 1,186,200 shares of Valhi common stock, respectively, as of the date of this statement. Valhi is the direct holder of 100% of the outstanding common stock of Valmont. As a result of Valhi's direct and indirect ownership of Valmont, NL and its subsidiary, the reporting person further understands that, pursuant to Delaware law, Valhi treats its shares of common stock that Valmont, NL and NL's subsidiary own as treasury stock for voting purposes. For the purposes of this statement, such shares of Valhi common stock that Valmont, NL and its subsidiary hold directly are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board of Tremont
LLC, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie
Rice, Southwest and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the shares of NL common stock directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares of NL commons stock beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons' spouse is the direct owner of 69,475 shares of NL common stock. Mr. Simmons disclaims beneficial ownership of these shares.